Exhibit 99.1

Notice of Annual AND SPECIAL Meeting of Shareholders

Notice is hereby given that the Annual and Special Meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 26, 2017 at 4:00 pm (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2016 and the auditor’s report on those statements;
2.	electing the directors of the Company;
3.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;
4.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to approve all unallocated options under the Company’s stock option plan;
5.	considering and, if deemed appropriate, passing, with or without variation, an ordinary resolution to approve all unallocated performance share units issuable under the Company’s long term incentive plan;
6.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
7.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

The record date for the Meeting is March 6, 2017. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by a management information circular (“Circular”) and either a form of proxy or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2016 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/annualmeeting2017 and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. Please review the accompanying Circular before voting as it contains important information about the Meeting. It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form. Any questions regarding voting your shares should be directed to our proxy solicitation agent Kingsdale Advisors who can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern time) on April 24, 2017, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

DATED at Toronto, Ontario this 13th day of March, 2017.

By Order of the Board of Directors

Ian Pearce

Chair of the Board

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